

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 13, 2010

Brian Bonar
Chairman and Chief Executive Officer
Smart-Tek Solutions, Inc.
1100 Quail Street, Suite 100
Newport Beach, CA 92660

> **RE:**   **Smart-Tek Solutions, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 19, 2010**
> **File No. 000-29895**

Dear Mr. Bonar:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your disclosure on page seven that management currently has a majority of the votes, so the vend-out will be approved. We also note that, according to your disclosure, management owns 45,032,817 common shares, of which 45,000,000 were issued to your new CEO and Chairman, Brian Bonar, without shareholder approval in September 2009. At the time of that issuance, it appears that only 447,589 common shares were then currently outstanding and the issuance of 45 million shares to Brian Bonar effected over a 100-fold increase in the number of the company's outstanding common shares, with Mr.

Bonar holding greater than 99% of the then-issued and outstanding common stock. Pease provide an analysis as to the manner by which such a large issuance without shareholder approval was valid under the company's articles of incorporation and applicable law.

2. We note the disclosure that your directors are appointed for a one-year term to hold office until the next annual general meeting of your shareholders or until removed from office in accordance with your bylaws. However, based on the disclosure contained in information and proxy statements filed by the company, it does not appear that the company has held an annual meeting since 2005. Please advise how this is consistent with Nevada law and your Bylaws, and disclose the date of your next annual meeting. Along with your analysis, please indicate the filings in which the company disclosed the results of director elections from 2005 until the present.

3. We note that Owen Naccarato was appointed to your board of directors on September 29, 2009. Please tell us why you did not file a Form 8-K to report the appointment of Mr. Naccarato as required by Item 5.02 of Form 8-K.

4. We note that none of your directors have filed reports on Forms 3, 4, or 5. Please tell us why such filings have not been made.

5. We note numerous press releases issued by the company with respect to new contracts entered into by the company and revenue projections resulting therefrom that have not been disclosed on Forms 8-K or 10-Q. (http://www.smart-tekservices.com/company_news.aspx) Please file disclosure relating to such press releases or provide us with a detailed analysis as to why such announcements are not material.

6. We note the private placement of 23,866,535 shares of the company's common stock on September 30, 2009 to seven assignees of debt owed to one of your former directors. Apart from such shares and those you disclose to be held currently by Brian Bonar, you disclose there to be only 447,589 other outstanding common shares. However, from the trading information provided on www.otcbb.com, there appear to have been many days where the trading volume of your shares has reached into the millions, both before and after March 30, 2010. Please advise if you are aware of such sales and the exemption from registration used to effect them.

7. We note the Schedule 13D filed by Brian Bonar on October 7, 2009. We also note your disclosure of the "marketing agreement" with Mr. Bonar on June 17, 2009 which could (and did) result in the issuance of 45 million shares of common stock to him and your disclosure of the incorporation of "Smart-Tek Automated Services, Inc." on February 11, 2009 being "in connection with the expansion of business operations." It appears that the parties may have been required to file a Schedule 13D when they determined to engage in a transaction that would result in a change of control of the issuer. Please provide a detailed analysis of the sufficiency of the timing of the Schedule 13D filed on October 7, 2009, or have Mr. Bonar provide written confirmation of his understanding that the belated filing of the

Schedule 13D does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

8.   In addition, while recognizing that reporting persons have individual reporting obligations under Section 13(d), we are unable to locate any Schedule 13D filed by Perry Law. Please advise.

Summary Term Sheet, General, page two

9.   We note the disclosure of approximately $1.97 million in revenues for the six months ended December 31, 2009 attributable to the new line of business initiated by Brian Bonar (as disclosed on page 23c and, by comparison to the subsidiary you wish to "vend-out," in this section). Because the terms of the "Marketing Partner Agreement" attached as Exhibit 10.1 to your Form 8-K filed on June 17, 2009 provided for the award of 45 million shares to Mr. Bonar only upon reaching the $25 million in annualized gross sales, and then, "after an aggregate of US$25,000,000 in annualized gross sales is reached by the Company" to receive 1% of such annualized gross sales in cash, it is not clear how the board determined to award Mr. Bonar 45 million common shares in September 2009. We note that your letter of December 18, 2009 appears to indicate the board's determination was based on factors not included within the terms of the Marketing Agreement.

Since the efforts of Mr. Bonar appear to have resulted in less than $4 million in annualized revenues as of December 31, 2009, please disclose with specific reference to the terms of the Marketing Agreement how the board determined to award Mr. Bonar 45,000,000 shares of your common stock on September 14, 2009. Disclose whether and, if so, to what extent, Mr. Bonar took part in such deliberations.

Background of the Vend-out…, page three

10.   We note your disclosure that one of the reasons for the proposed "vend-out" to your former CEO and Chairman is that the entity you propose to dispose of "is experiencing a slow-down due to the current economic conditions worldwide." Please reconcile with the financial figures disclosed on pages 2 and F-3, which indicate revenues for SCI rose to $3.0 million during the last six months of 2009, compared with $1.7 million for the comparable period in 2008.

Effect of the vend-out…, page three
Related Party Transactions, page 19

11.   We note your disclosure that consideration of $821,756 out of the $826,782 valuation provided by EMCO/Hanover Group is to be satisfied through a set-off of indebtedness to Perry Law pursuant to a loan which, as disclosed in Note 6 to your financial statements, bears 7.5% interest. However, we additionally note that this amount ($821,756) has not changed since your September 30, 2009 Form 10-Q but has grown substantially from the

amount disclosed in your December 31, 2008 Form 10-Q ($87,314). Please revise your disclosure to the reasons for the near ten-fold rise in the amount of the loan during those nine months and why the total amount has not risen since in light of the terms you disclose. Disclose whether any of the outstanding loan consists of amounts arising from the July 31, 2009 amended employment agreement with Mr. Law pursuant to which Mr. Law is to receive 2000% of his base salary and 250% of the bonus he would have earned by the end of the fiscal year in which any change in control occurs. (Attached as Exhibit 10.11 to your Form 10-K for the year ended June 30, 2009, filed on October 13, 2009.)

12.   We note your disclosure that $200,000 of the purchase price shall be paid and satisfied by Perry Law for all amounts owed to Richardson Patel LLP pursuant to the Richardson Patel Litigation. However, pursuant to the terms of the July 10, 2009 Settlement Agreement attached as Exhibit 10.10 to your Form 10-K filed on October 13, 2009, the company was to have paid $10,000 per month, beginning on August 1, 2009 in satisfaction of such debt. Moreover, we note the disclosure in your Form 10-K and the Settlement Agreement that you entered into a stock pledge agreement among Richardson Patel, Perry Law, and four of your stockholders pursuant to which the stockholders pledged an aggregate of 29,152,127 shares of your common stock (approximately 42% of your currently-outstanding common stock) as security for repayment of the amounts owed to Richardson Patel. This pledge agreement does not appear to have been filed by the company.

Please revise to disclose the amount already paid by the company in the ten payment months since August 1, 2009 and how the Settlement Agreement provides for the payment of any amount due by Mr. Law in his personal capacity. Please amend the appropriate periodic report to include the pledge agreement as an exhibit or advise as to which filing it has already been attached. Please revise the disclosure in your preliminary proxy and the periodic report at issue to identify each pledging stockholder, and the amount of shares included in each pledge. Because the Settlement Agreement contemplated a pledge by certain shareholders at a time when you disclose that the company had only 447,589 shares outstanding, revise your preliminary proxy to disclose the purpose of such pledge. We note that your letter of December 18, 2009 indicates that the company's stock price on the OTCBB during this time was approximately $0.01 per share, which would appear to result in a $4,475.89 security interest on a $200,000 debt. Please revise your preliminary proxy to disclose how it was determined that each pledging stockholder would participate in the pledge, and the amount of its pledge. Disclose how 29,152,127 shares were eventually pledged when the company had only 447,589 shares outstanding at the time of executing the Settlement Agreement.

Opinion of the Financial Advisor to the Board of Directors, pages four and 16

13.   We note your disclosure on pages four and 16 that the EMCO/Hanover Group delivered a written opinion to your Board of Directors as to the fairness to the holders of your common stock of the vend-out of the SCI Business, from a financial point of view, considering the cash consideration (before any adjustments) to be paid in connection with the vend-out of

the SCI Business.

The opinion of EMCO/Hanover Group included with your preliminary prospectus was addressed to Perry Law as President and CEO of Smart-Tek Communications, Inc. and was not addressed to your board. Further, such document opines upon the Fair Market Value of SCI; it does not opine as to the fairness to the holders of your common stock from a financial point of view. Please revise your disclosure.

14. We note that Owen M. Naccarato, one of your directors and counsel to the company, is also a legal advisor to EMCO/Hanover Group (See "Owen M. Naccarato, CPA, MBA, JD, becomes legal advisor to The EMCO/Hanover Gourp" at http://www.emcohanover.com/naccarato.htm). Please disclose the relationship and history of such relationship in these sections.

15. We note the capitalized statement on page four that "THE OPINION OF THE EMCO/HANOVER GROUP IS DIRECTED TO PERRY LAW WHO WAS THE SOLE DIRECTOR AT THE TIME." Revise, as your disclosure indicates that Messrs. Naccarato and Law were also directors on November 13, 2009.

16. We note your disclosure on page four that the EMCO/Hanover Group opinion relates to the cash consideration (before any adjustments) to be paid to you in connection with the "vend-out." However, as noted above, all but one dollar of the consideration to be paid by Mr. Law is the retirement of debt and the vast majority of it was aggregated since March 31, 2009. Please revise your preliminary proxy in these sections to address the board's view of the applicability of the opinion to the consideration actually to be provided.

Recommendation of our Board…, page six

17. We note the disclosure on pages six and 20 that Messrs. Bonar, Law, and Naccarato unanimously recommend approval of the SCI "vend-out" to Mr. Law. Please revise your disclosure to include all bases for your board's recommendation including, but not limited to, the issues raised by the preceding comments, whether (and, if so, how) they considered any possible conflicts of interest presented by the issues noted above, as well as a timeline of the board's determination and all factors considered.

Proposal No. 1, page 14

18. Please revise to disclose the significance of the reference to your tire recycling business.

Pro Forma Financial Infomration, page 23a

19. Please revise your presentation to comply with the pro forma rules contained in Rule 11-02(b) of Regulation S-X.

Security Ownership of Certain Beneficial Owners…, page 25

20.   Please add column(s) to the table on page 25 as appropriate in order to reflect all classes of voting securities, and the voting power with respect to any person (including any "group" as that term is used in section 13(d)(3) of the Exchange Act) who is known to the registrant to be the beneficial owner of more than five percent of any class of the registrant's voting securities. We note the reference in your letter of February 2, 2010 to one share of preferred stock currently outstanding (issued on April 15, 2005 in connection with the company's original acquisition of SCI). See Item 403 of Regulation S-K. Additionally, please amend your Form 10-K for the year ended June 30, 2009 in order to reconcile the disclosure relating to such preferred share.

21.   Please advise why it does not appear that any of the subscribers that purchased 23,866,535 shares of the company's common stock sold on September 30, 2009 (representing approximately 34.4% of the currently outstanding common stock) appear in the beneficial ownership table on page 25. Supplementally provide copies of the executed placement agreements and all agreements evidencing the assignment of debt by your former director. We note your letter of December 18, 2009 asserting that, until the debt was settled through the issuance of shares, the debt was recorded in the Company's financial statements as a loan payable. However, while we note the amount disclosed as a loan payable in the financial statements included with the company's Form 10-K filed on October 13, 2009, we are unable to locate any reference to such in any preceding filing. Please advise. Please provide a detailed legal analysis as to whether the purchasers of such securities should be considered affiliates of the company in light of the circumstances surrounding the debt, its assignment, and the subsequent issuance of shares to settle such debt.

Where You Can Find More Information, page 26

22.   Please explain the reference to www.greenman.biz.

Form 10-K for the Fiscal Year Ended June 30, 2009

23.   We note that you incorporate by reference your Articles of Incorporation and Bylaws from a Registration Statement on Form 10-SB, filed September 28, 1995 and Annual Report on Form 10-KSB, filed October 26, 1995, respectively. However, the earliest registration statement and 10-KSB contained in your EDGAR file are both from 2000. There are Forms D filed as far back as 1995. Please advise or revise.

*   *   *   *

        Please file a revised preliminary information statement in response to our comments. You may wish to provide us with marked copies of your revised preliminary information statement to expedite our review. Please furnish a cover letter with your revised filing that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Zitko, Staff Attorney, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Owen M. Naccarato

        Facsimile: (949) 851-9262